SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 12, 2003

Partner Communications Company Ltd.

(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________ )

     This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: Press Release dated November 12, 2003 re: Partner Communications Selects Nortel Networks For Israeli UMTS Network.

News Release

Partner Communications Selects Nortel Networks For Israeli UMTS Network
3G Network to Boost Capacity, Enable Video Telephony, Reduce Operating Costs

Rosh Ha’ayin, Israel, November 12, 2003 – Partner Communications Company Ltd. (NASDAQ, TASE: PTNR, LSE: PCCD) has selected Nortel Networks* [NYSE/TSX: NT] in a frame agreement with an estimated value of US $93 million to supply what is expected to be Israel’s first third-generation (3G) UMTS Wireless Network.

Upon deployment, the UMTS network is expected to significantly boost voice and data capacity, while positioning Partner to offer advanced new services such as Person to Person Video Telephony that can change the way people communicate, and create new sources of revenues for Partner.

“We are very pleased to announce the selection of Nortel Networks as our vendor to elevate Partner Communications to a new era of 3G mobile services,” said Mr. Amikam Cohen, Partner’s CEO. “We are convinced that Nortel Networks’ experience and track record in wide-band radio technology and packet core networking makes them the best choice to partner with us, bringing to the exciting Israeli cellular market a variety of services which will open new horizons to the Israeli cellular customer.” Initial Partner UMTS network deployment will begin by year-end 2003 in the Greater Tel Aviv area, and will be followed by deployments to enable national coverage across Israel.

“We continue to see progress in the rollout of UMTS, and this deployment with Partner is another big step in our continued strategy to make 3G a reality,” said Pascal Debon, President, Wireless Networks, Nortel Networks. “Our experience in deploying and tuning large-scale cellular networks and our core IP networking expertise give us an advantage in helping customers like Partner launch their UMTS networks quickly and efficiently.”

“Today’s announcement it is a very important milestone for Nortel Networks, for Partner and for the advanced cellular market in Israel,” said Sorin Lupu, Managing Director, Nortel Networks Israel. “The Israeli race for wireless broadband services has begun, and we are very proud to have been chosen as Partner’s UMTS vendor. This is a highly-strategic project for Nortel Networks Israel and for Nortel Networks Global, especially considering it represents our first win into the Hutchison operator group.” Today’s announcement builds on Nortel Networks 25-year history in Israel. Nortel Networks is a leading provider of telecommunications equipment in Israel.

The Israeli UMTS deployment announced today represents Nortel Networks’ continuing momentum in deploying 3G Wireless Data Networks. On September 15, Orange, a subsidiary of France Telecom, selected Nortel Network as one of three vendors for the buildout of its 3G UMTS infrastructure in Europe. In July 2003, AT&T Wireless selected Nortel Networks to deploy what is expected to be the first commercial UMTS networks in North America. Nortel Networks is currently working on sixteen UMTS networks globally.

Partner Communications Company Ltd. is a leading Israeli mobile communications operator known for its GSM/GPRS based services and the development of wirefree applications under the orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality of service and a range of features to over 2 million subscribers in Israel. Partner subscribers can use roaming services in 123 destinations using 277 GSM networks. The Company was awarded a 3G license in 2002. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. For further information please visit: http://www.investors.partner.co.il.

Nortel Networks Israel Based in Airport City, Nortel Networks Israel Ltd. is a subsidiary of Nortel Networks (NYSE — NT), an industry leader and innovator focused on transforming how the world communicates and exchanges information. Nortel Networks has been active in Israel for the past 25 years and is today the largest provider of telecommunications in Israel with clients that include Pelephone, Cellcom, Bezeq, The Israeli Ministry of Defense and others. The Company is supplying its service provider and enterprise customers with communications technology and infrastructure to enable value-added IP data, voice and multimedia services spanning Wireless Networks, Wireline Networks, Enterprise Networks, and Optical Networks. More information about Nortel Networks can be found on the Web at www.nortelnetworks.co/israel.

Nortel Networks is an industry leader and innovator focused on transforming how the world communicates and exchanges information. The Company is supplying its service provider and enterprise customers with communications technology and infrastructure to enable value-added IP data, voice and multimedia services spanning Wireless Networks, Wireline Networks, Enterprise Networks, and Optical Networks. As a global Company, Nortel Networks does business in more than 150 countries. More information about Nortel Networks can be found on the Web at www.nortelnetworks.com.

Certain information included in this press release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. Factors which could cause results or events to differ from current expectations include, among other things: the severity and duration of the industry adjustment; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring actions compared to the estimated costs of such actions; fluctuations in operating results and general industry, economic and market conditions and growth rates; the ability to recruit and retain qualified employees; fluctuations in cash flow, the level of outstanding debt and debt ratings; the ability to meet financial covenants contained in our credit agreements; the ability to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; the impact of rapid technological and market change; the impact of price and product competition; international growth and global economic conditions, particularly in emerging markets and including interest rate and currency exchange rate fluctuations; the impact of rationalization in the telecommunications industry; the dependence on new product development; the uncertainties of the Internet; the impact of the credit risks of our customers and the impact of customer financing and commitments; stock market volatility; the entrance into an increased number of supply and outsourcing contracts which contain delivery and installation provisions, which, if not met, could result in the payment of substantial penalties or liquidated damages; the ability to obtain timely, adequate and reasonably priced component parts from suppliers and internal manufacturing capacity; the future success of our strategic alliances; and the adverse resolution of litigation. For additional information with respect to certain of these and other factors, see the reports filed by Nortel Networks with the United States Securities and Exchange Commission. Unless otherwise required by applicable securities laws, Nortel Networks disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

*Nortel Networks, the Nortel Networks logo, the Globemark and Univity are trademarks of Nortel Networks.

For more information:

Dr. Dan Eldar V.P. Carrier, International and Investor Relations Tel: +972 67 814151 Fax: +972 67 814161 E-mail: dan.eldar@orange.co.il	Jay Barta Media Relations Manager +44 1628 438 378 jbarta@nortelnetworks.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

	By	/s/ Alan Gelman Name: Alan Gelman Title: Chief Financial Officer

Dated: November 12, 2003